Snake Oil Song, LLC

Financial Statements

December 31, 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

SNAKE OIL SONG, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Snake Oil Song, LLC
Ojai, California

We have reviewed the accompanying financial statements of Snake Oil Song, LLC (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations and members' deficit, and cash flows, for the period from August 9, 2019 (inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

January 9, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SNAKE OIL SONG, LLC

Balance Sheet
December 31, 2019

<u>Assets</u>

Current assets:		
Cash	$	990
Total assets	$	990

<u>Liabilities and Members' Deficit</u>

Current liabilities:		
Accrued expenses	$	1,103
Long-term liabilities:		
Advances - related party		3,405
Total liabilities		4,508
Members' deficit		(3,518)
Total liabilities and members' deficit	$	990

See report of independent accountants and accompanying notes to the financial statements.

SNAKE OIL SONG, LLC

Statement of Operations and Members' Deficit
For the period from August 9, 2019 (inception) to December 31, 2019

Revenues	$	-
Operating expenses:		
Professional fees		2,000
Organizational costs		1,415
General and administrative		103
Total operating expenses		3,518
Net loss		(3,518)
Members' equity, beginning of period		-
Members' deficit, end of period	$	(3,518)

See report of independent accountants and accompanying notes to the financial statements.

SNAKE OIL SONG, LLC

Statement of Cash Flows
For the period from August 9, 2019 (inception) to December 31, 2019

Cash flows used in operating activities:		
Net loss	$	(3,518)
Adjustments to reconcile net loss to net cash from operating activities:		
Changes in operating assets and liabilities:		
Accrued expenses		1,103
Net cash used in operating activities		(2,415)
Cash flows provided by financing activities:		
Advances received from members		3,405
Net change in cash		990
Cash, beginning of period		-
Cash, end of period	$	990

See report of independent accountants and accompanying notes to the financial statements.

SNAKE OIL SONG, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Snake Oil Song, LLC (the "Company") was organized in the state of California on August 9, 2019 with the intent of operating as a production company for the feature film by Micah Van Hove to be shot in 2020.

Management's Plans: The Company's strategic plan for 2020 and beyond is the operation and successful monetization and development of a single film. The Company believes that access to operating capital raised in the planned equity crowdfunding offering as well as member contributions will enable the Company to execute the film production with reasonable expectation to sell the film for distribution will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods reported. Actual results could differ from those estimates.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Organizational Costs: The Company expenses organizational costs as incurred. Organizational costs were $1,415 for 2019.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1.   **Summary of Significant Accounting Policies, Continued:**

Subsequent Events: Management has evaluated subsequent events through January 9, 2020, the date the financial statements were available to be issued, and has determined that no disclosures are necessary.

2.   **Advances – Related Party:**

During 2019, members of the Company advanced funds to the Company to help fund working capital obligations. The advances do not bear interest and payments are not required prior to December 2021 and upon the Company having sufficient cash flow to make payments. The outstanding balance was $3,405 at December 31, 2019.